UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE

CONTACTS:
Mariano Balaguer	William J. Coote
VP, Chief Financial Officer	AVP, Business Finance and Treasurer
(914) 345-9000	(914) 345-9000
Mariano.Balaguer@Taro.com	William.Coote@Taro.com

TARO PROVIDES RESULTS FOR SEPTEMBER 30, 2019
Board of Directors Approves $300 Million Share Repurchase Program

Hawthorne, NY, November 4, 2019 - Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the three and six months ended September 30, 2019.

Quarter ended September 30, 2019 Highlights ─ compared to September 30, 2018
•	Net sales of $160.9 million increased $1.9 million, principally driven by an increase in overall volumes.
•	Gross profit of $101.6 million (63.2% of net sales compared to 68.3%) decreased $7.0 million.
•	Research and development (R&D) expenses of $15.5 million increased slightly.
•	Selling, marketing, general and administrative expenses (SG&A) of $23.7 million increased $4.5 million.
•	Settlements and loss contingencies was a $0.2 million credit, as compared to a $4.0 million credit (the result of a settlement of a patent infringement) in the prior year.
•	Operating income of $62.6 million (38.9% of net sales compared to 49.5%) decreased $16.1 million.
•	Interest and other financial income of $8.9 million remained in line with the prior year.
•
Foreign Exchange (FX) impact in the current quarter was immaterial as compared to FX expense of $6.0 million in the prior year, principally the result of the commencement of hedging accounting in accordance with ASU No. 2017-12 and our Canadian subsidiary change to the U.S. dollar as its functional currency.

•	Tax expense of $16.2 million decreased $3.0 million; with the effective tax rate of 22.4% compared to 23.5%.
•	Net income attributable to Taro was $56.2 million compared to $62.6 million, a $6.4 million decrease, resulting in diluted earnings per share of $1.46 compared to $1.60.

Six Months ended September 30, 2019 Highlights ─ compared to September 30, 2018
•	Net sales of $322.1 million increased $8.6 million, principally the result of a single digit increase in overall volumes.
•	Gross profit of $203.3 million (63.1% of net sales compared to 66.5%) decreased $5.3 million.
•	R&D expenses of $29.0 million increased $1.0 million.
•	SG&A of $43.4 million increased slightly.
•	Operating income of $131.1 million (40.7% of net sales compared to 45.2%) decreased $10.8 million.
•	Interest and other financial income of $18.5 million increased $1.6 million.
•	FX income of $7.9 million compared to $4.0 million in 2018 ─ a favorable impact of $3.9 million.
•	Tax expense of $36.7 million increased $3.4 million; with the effective tax rate of 23.1% compared to 20.4%.
•	Net income attributable to Taro was $122.4 million compared to $129.8 million, a $7.5 million decrease, resulting in diluted earnings per share of $3.17 compared to $3.31.

Taro Pharmaceutical Industries Ltd.

Cash Flow and Balance Sheet Highlights
•	Cash flow provided by operations for the six months ended September 30, 2019, was $123.4 million compared to $157.7 million for the six months ended September 30, 2018.
•	As of September 30, 2019, cash and cash equivalents and marketable securities (both short and long-term), increased $121.7 million to $1.5 billion from March 31, 2019.

Mr. Uday Baldota, Taro’s CEO stated, “As stated in the past, the challenging generic landscape continues, the impact of which is reflected in our financial performance.  Our continued R&D investment is vital to our long-term growth strategy and in conjunction with the announced share repurchase program, demonstrates our commitment to creating shareholder value.  Our strong balance sheet and cash flow enables us to pursue future business development opportunities.”

FDA Approvals and Filings

The Company recently received two approvals from the U.S. Food and Drug Administration (“FDA”) for the following Abbreviated New Drug Applications (“ANDAs”); Azelaic Acid Topical Gel, 15% and Clindamycin Phosphate and Benzoyl Peroxide Gel, 1.2%/2.5%. The Company currently has a total of twenty-five ANDAs awaiting FDA approval, including six tentative approvals.

$300 million Share Repurchase Approved by Board of Directors

The Taro Board of Directors approved a $300 million share repurchase of ordinary shares.  The timing, amount and value of any shares repurchased will be determined based on the Company's ongoing assessments of the capital needs of the business, the market price of its stock, general market conditions and other factors. Shares will be repurchased using the Company's existing sources of liquidity and free cash flow generated in the future.

The repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases (including 10b5-1 trading plans), privately negotiated transactions, tender offer or other means, in accordance with applicable securities laws or other restrictions.  No time period has been set for the repurchase program, and any such program may be suspended or discontinued at any time.

Earnings Call (8:00 am EST, November 5, 2019)

As previously announced, the Company will host an earnings call at 8:00 am EST on Tuesday, November 5, 2019, where senior management will discuss the Company’s performance and answer questions from participants.  This call will be accessible through an audio dial-in and a web-cast.  Audio conference participants can dial-in on the numbers below:

•            Participant Toll-Free Dial-In Number: +1 (844) 421-0601    ID: 6684679
•            Participant International Dial-In Number: +1 (716) 247-5800   ID: 6684679
•            Audio web-cast:  Details are provided on our website, www.taro.com

To participate in the audio call, please dial the numbers provided above five to ten minutes ahead of the scheduled start time.  The operator will provide instructions on asking questions before the call.  The transcript of the event will be available on the Company’s website at www.taro.com.

The Company cautions that the foregoing financial information is presented on an unaudited basis and is subject to change.

************************
About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

Taro Pharmaceutical Industries Ltd.

SAFE HARBOR STATEMENT
The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2020.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)
(U.S. dollars in thousands, except share data)

	Quarter Ended		Six Months Ended
	September 30,		September 30,
	2019	2018	2019	2018
Sales, net	$160,850	$158,973	$322,146	$313,591
Cost of sales	59,247	50,411	118,819	104,947
Gross profit	101,603	108,562	203,327	208,644

Operating Expenses:
Research and development	15,539	14,655	28,982	28,000
Selling, marketing, general and administrative	23,652	19,185	43,370	42,767
Settlements and loss contingencies	(150)	(4,000)	(150)	(4,000)
Operating income	62,562	78,722	131,125	141,877

Financial (income) expense, net:
Interest and other financial income	(8,857)	(9,109)	(18,481)	(16,914)
Foreign exchange expense (income)	45	5,958	(7,860)	(4,004)
Other gain (loss), net	1,082	(90)	1,676	512
Income before income taxes	72,456	81,783	159,142	163,307
Tax expense	16,246	19,235	36,691	33,331
Net income	56,210	62,548	122,451	129,976
Net income (loss) attributable to non-controlling interest	32	(12)	90	139
Net income attributable to Taro	$56,178	$62,560	$122,361	$129,837

Net income per ordinary share attributable to Taro:
Basic and Diluted	$1.46	$1.60	$3.17	$3.31

Weighted-average number of shares used to compute net income per share:
Basic and Diluted	38,539,056	39,205,874	38,539,056	39,232,897

May not foot due to rounding.

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
 SUMMARY CONSOLIDATED BALANCE SHEETS
 (U.S. dollars in thousands)

	September 30,	March 31,
	2019	2019
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$560,667	$567,451
Marketable securities	496,948	481,883
Accounts receivable and other:
Trade, net	247,500	237,945
Other receivables and prepaid expenses	26,312	47,362
Inventories	148,439	148,079
TOTAL CURRENT ASSETS	1,479,866	1,482,720
Long-term deposits and marketable securities	417,778	304,322
Property, plant and equipment, net	206,727	206,242
Deferred income taxes	111,809	110,974
Other assets	33,526	31,068
TOTAL ASSETS	$2,249,706	$2,135,326

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$38,409	$35,060
Other current liabilities	171,092	181,761
TOTAL CURRENT LIABILITIES	209,501	216,821
Deferred taxes and other long-term liabilities	8,899	7,383
TOTAL LIABILITIES	218,400	224,204

Taro shareholders' equity	2,025,630	1,905,536
Non-controlling interest	5,676	5,586
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,249,706	$2,135,326

Taro Pharmaceutical Industries Ltd.

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)
(U.S. dollars in thousands)

	Six Months Ended September 30,
	2019	2018
Cash flows from operating activities:
Net income	$122,451	$129,976
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,654	8,815
Realized gain on sale of marketable securities	—	18
Change in derivative instruments, net	(2,758)	2,526
Effect of change in exchange rate on inter-company balances, marketable securities and bank deposits	(6,210)	(11,771)
Deferred income taxes, net	302	(1,705)
Increase in trade receivables, net	(9,556)	(17,524)
Increase in inventories, net	(360)	(8,475)
Decrease in other receivables, income tax receivable, prepaid expenses and other	22,184	61,951
Decrease in trade, income tax, accrued expenses, and other payables	(12,139)	(6,306)
(Income) loss from marketable securities, net	(1,210)	145
Net cash provided by operating activities	123,358	157,650

Cash flows from investing activities:
Purchase of plant, property & equipment, net	(13,603)	(12,135)
Investment in other intangible assets	(45)	(1,094)
Proceeds from short-term bank deposits, net	—	225,503
Proceeds from long-term deposits and other assets	—	70,685
Investment in marketable securities, net	(116,494)	(159,035)
Investment in the sale of plant, property & equipment	—	(26)
Net cash (used in) provided by investing activities	(130,142)	123,898

Cash flows from financing activities:
Purchase of treasury stock	—	(32,404)
Net cash used in financing activities	—	(32,404)

Effect of exchange rate changes on cash and cash equivalents	—	(155)
(Decrease) increase in cash and cash equivalents	(6,784)	248,989
Cash and cash equivalents at beginning of period	567,451	576,611
Cash and cash equivalents at end of period	$560,667	$825,600

Cash Paid during the year for:
Income taxes	$21,841	$41,981
Cash Received during the year for:
Income taxes	$6,964	$69,243
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$2,000	$2,258
Non-cash financing transactions:
Purchase of intangible assets	$1,000	$—
Purchase of treasury stock	$—	$848
Purchase of marketable securities	$10,589	$6,090
Sale of marketable securities	$(164)	$(4,928)

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  November 4, 2019

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:             /s/ Uday Baldota
Name:    Uday Baldota
Title:        Chief Executive Officer and Director